Höganäs

Date/Datum: 23 October 2007

Our ref./Unser Zeichen: /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

07027744

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

11/6

Encl. Interim Report January – September 2007

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

HÖGANÄS AB (publ) corporate ID no. 556005-0121

INTERIM REPORT, JANUARY – SEPTEMBER 2007

Highlights

MSEK	Q 3		Q 1-3	
Net sales	1 489	+18%	4 420	+14%
Operating income	112	-26%	475	+4%
Operating margin, %	7.5	(11.9)	10.7	(11.7)
Income before tax	105	-19%	437	+13%
Income after tax	78	-18%	323	+14%
Earnings per share before and after dilution,SEK	2.25	(2.71)	9.29	(8.12)
Equity/assets ratio, %			49.5	(48.8)

- Sustained strong progress in Europe and healthy volume gains in China and Southeast Asia. Weaker volume growth in the US, Japan and Korea is in line with the market.
- Volumes grew by 4% in quarters 1 - 3, which is consistent with the market.
- Gross profit was MSEK 859 (806), due to metal price volatility, time-lag on pricing models to customers and depreciation of the JPY and USD. In the third quarter, gross profit was down MSEK 12 year on year.
- Operating income adjusted for earnings from currency forward contracts was MSEK 448, a 10% increase year on year.
- Cash flow from operating activities was MSEK 199. Working capital was adversely affected by higher metal prices, particularly nickel.

GROUP

NET SALES AND EARNINGS

Quarters 1 - 3 2007

Net sales were MSEK 4 420 in quarters 1 - 3, a 14% increase. The higher turnover is due to larger volumes, price increases and product range adjustments.

Volumes expanded by 4% year on year. Höganäs' volume growth was positive, or consistent with the previous year, on all markets apart from Japan. Volumes in Japan were somewhat weaker than the previous year due to customers' operations being relocated from the country, and reduced volumes of low-price product.

In North America, Höganäs' sales volumes were unchanged overall despite car sales and car production declining year on year. The European market made positive progress.

Operating income was MSEK 475 (456). Excluding earnings from currency forward contracts, earnings were MSEK 448 (407), a 10% increase.

Income was favoured by increased turnover, but because of a time delay in pricing models to customers, the raw material cost increases that peaked in June were not fully compensated during the third quarter. Prices of scrap, nickel, copper and molybdenum rose sharply in the first half-year and then gradually reduced in Q3. Fluctuations of this type cause margin variations between quarters, in this case benefiting the first half-year at the expense of Q3.

Selling expenses increased in the period year on year due to investments in sales and marketing resources.

Other operating income and other operating expenses amounted to MSEK 33 (36) and include earnings from currency forward contracts of MSEK 27 (49), a reversal of provisioning for tax expenses in Brazil of MSEK 3 and an item comprising sales of emission rights of MSEK 3. The previous year also included an item comprising tax expenses in Brazil of MSEK 41, a MSEK 10 capital gain from the sale of production equipment in Brazil and MSEK 18 earnings from the sale of emission rights.

In 2007, disregarding currency forward contracts, the Swedish krona exchange rate, mainly against the USD and JPY, had a distinctly negative impact on operating profits.

Income before tax was MSEK 437 (387). Provisioning in the previous year in Brazil reduced net financial income/expenses by MSEK 21.

Income after tax was MSEK 323 (283) or SEK 9.29 (8.12) per share. The effective tax rate was 26.1% (26.9).

Third quarter 2007

Third-quarter turnover increased 18% year on year. The gain is mainly due to higher prices and metal price surcharges, and to some extent, increased volumes. Sales volumes in the period were down approximately 4 000 tons quarter on quarter, which is consistent with the volume reduction that also occurred between the

second and third quarters of 2006. This implies a 1% increase year on year. In the Components business area, the nickel downturn implies some delay to sales volumes, as customers attempt to delay purchasing in anticipation of lower metal price surcharges.

Operating income was MSEK 112 (151). The above time-lag in pricing models, metal price variations and depreciation of the USD and JPY are the essential reasons for the profit variation. Gross profit was MSEK 859 (806), in spite of metal price volatility, time-lag on pricing models to customers and depreciation of the JPY and USD. In the third quarter, gross profit was down MSEK 12 year on year. Earnings from currency forward contracts in the quarter were MSEK 8 (21). Trading income excluding earnings from forward currency contracts was MSEK 104 (130).

Income before tax was MSEK 105 (130).

BUSINESS AREAS

Höganäs has two business areas: Components and Consumables. Components encompasses all powder where value is added to create components. Consumables covers those powders used in processes such as preparing metals, as supplements to chemical processes, surface coatings and food additives.

Components

The net sales of the Components business area in quarters 1 - 3 were MSEK 3 242 (2 768), a 17% increase year on year. Volumes grew by 4%. Progress was positive on all major markets apart from Japan, which contracted in line with the market.

Operating income was MSEK 271 (255) and was adversely affected by metal price performance. The operating margin for quarters 1 - 3 was 8.4% (9.2). The third-quarter margin was 7.1% (7.8), and thus reduced somewhat despite increased profits. This is mainly due to the effect of metal price surcharges on turnover.

Consumables

For Consumables, net sales were MSEK 1 178 (1 122) in quarters 1 - 3, a year on year increase of 5%.

Volumes increased 2% year on year. Progress remained positive, particularly in Europe and non-Japan Asia.

Operating income was MSEK 177, against income of MSEK 152 for quarters 1 - 3 of 2006. Operating income in quarters 1 – 3 benefited from the progress of metal prices. Operating margin was 15.0% (13.5) in this period. The margin was 6.7% (16.1) in the third quarter, and was significantly affected by declining metal prices commensurately to the positive impact on margins during the first half-year, when metal prices increased sharply.

PROFITABILITY

Return on capital employed was 16.0% (14.9) and return on equity was 16.8% (14.2). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

The equity/assets ratio was 49.5% at the end of the period, against 51.5% at year-end 2006. Shareholders' equity per share was SEK 77.20, against SEK 75.40 at the beginning of the financial year. SEK 6.25 per share of dividends were paid in the period.

Consolidated financial net debt was MSEK 1 115 at the end of the period, up MSEK 106 since the previous year-end. Net financial income and expenses were MSEK -38 (-69), of which provisioning for tax in Brazil in the previous year reduced net financial income and expenses by MSEK 21. The final settlement has resulted in a MSEK 9 reversal of the provision, affecting net financial income and expenses positively in the third quarter.

Cash flow from operating activities was MSEK 199 (648). The change in working capital reduced cash flow in the period by MSEK 292. Rising metal prices increased inventory values, and contributed to increased sales, resulting in higher accounts receivable. Investments in fixed assets were MSEK 116 (149). Financing activities affected cash flow by MSEK -10 (-407) due to dividends paid of MSEK -217 and a MSEK 207 net change in borrowings.

SIGNIFICANT RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Financial risks, primarily currency risks and metal price risks are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2006, with Note 30 offering a detailed review of the group's and parent company's risk exposure and risk management.

HUMAN RESOURCES

Höganäs had 1 582 employees at the end of the period, against 1 557 as of 1 January.

OUTLOOK 2007

Höganäs expects positive progress of the Asian and South American powder markets to continue. Weaker progress in North America is also expected to persist. The trend towards smaller and more fuel-efficient cars

in North America will continue to restrain the growth of press powder. The prospects for progress in Europe are considered positive. With these market conditions, Höganäs expects to attain continued positive volume growth. Metal prices and exchange rates are expected to remain volatile in 2007, which may affect short-term profit performance.

PARENT COMPANY

NET SALES AND EARNINGS

Parent company net sales were MSEK 2 610 (2 179), a 20% increase. Sales to group companies were MSEK 1 171 (949).

Turnover in the third quarter was MSEK 900, up 23% year on year. Higher turnover is mainly due to higher pricing.

Operating income was MSEK 237 (280) in quarters 1 - 3. Excluding earnings from currency forward contracts, income was MSEK 210 (231). Parent company income was reduced by volatile metal prices and exchange rate variations, mainly of the USD and JPY.

FINANCIAL POSITION

Investments in tangible fixed assets were MSEK 69 (94). Parent company liquid funds were MSEK 91 at the end of the period, against MSEK 42 as of 1 January.

SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms, and at market prices. There were MSEK 1 171 (949) of sales of goods to related parties, while purchases of goods from related parties were MSEK 87 (38).

Outstanding receivables from related parties are MSEK 1 484 (1 509), and liabilities to related parties were MSEK 322 (178). The parent company has guarantees of MSEK 109 (106) in favour of subsidiaries. MSEK 13 (16) of dividends was received from subsidiaries.

ELECTION COMMITTEE AND ANNUAL GENERAL MEETING

In accordance with the decision taken at the AGM in April, a new election committee has been appointed. It comprises Per Molin, Chairman of Höganäs AB, Ulf G Lindén, Lindéngruppen AB, Carl-Olof By, Industrivärden, Ramsay Brufer, Alecta and Henrik Didner, Didner & Gerge Fonder AB.

The Annual General Meeting will be held at 3 p.m. on 21 April 2008 at HB-hallen, Höganäs, Sweden.

Alrik Danielson
CEO and President
Höganäs, Sweden, 23 October 2007

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU. The Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). The accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the accounting principles section of the Annual Report for 2006.

AUDITOR'S REPORT ON THE LIMITED REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Board of Directors of Höganäs AB (publ)
Corporate ID no. 556005-0121

We have conducted a limited review of the interim financial statements of Höganäs AB (publ) as of 30 September 2007 and the nine-month period concluding at this date. Preparing and presenting these interim financial statements pursuant to IAS 34 and the Swedish Annual Accounts Act is the responsibility of the Board of Directors and Chief Executive Officer. Our responsibility is to report our conclusions concerning these interim financial statements on the basis of our limited review.

We have conducted our limited review pursuant to the Standard for Limited Review (SÖG) 2410, *Limited review of interim financial information conducted by the company's appointed auditor.* A limited review consists of making inquiries, primarily to individuals responsible for financial and accounting matters, as well as performing analytical procedures and taking other limited review measures. A limited review has a different focus and significantly less scope than an audit according to RS Auditing Standards in Sweden and generally accepted auditing practice. The review procedures undertaken in a limited review do not enable us to obtain a level of assurance where we would be aware of all important circumstances that would have been identified had an audit been conducted. Therefore, a conclusion reported on the basis of a limited review does not have the level of certainty of a conclusion reported on the basis of an audit.

Based on our limited review, no circumstances have come to our attention that would give us reason to believe that in all material respects, the attached interim financial statements have not, for the group, been prepared pursuant to IAS 34 and the Swedish Annual Accounts Act, and for the parent company, pursuant to the Swedish Annual Accounts Act.

Alf Svensson
Authorised Public Accountant

KPMG Bohlins AB

Höganäs, Sweden, 23 October 2007

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information:

- *Year-end Report for 2007, 8 February 2008*
- *First-quarter Interim Report 2008, 16 April 2008*
- *The Annual General Meeting will be held on 21 April 2008*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

This information is mandatory for Höganäs AB (publ) to publish pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at 9:00 am on 23 October 2007.

CONSOLIDATED INCOME STATEMENT MSEK	Q 3 2007	Q 3 2006	Q 1-3 2007	Q 1-3 2006	Latest 12 months	Year 2006
Net sales	1 489	1 266	4 420	3 890	5 653	5 123
Cost of goods sold	-1 254	-1 019	-3 561	-3 084	-4 562	-4 085
Gross profit	**235**	**247**	**859**	**806**	**1 091**	**1 038**
Selling expenses	- 59	- 47	- 167	- 147	-208	- 188
Administrative expenses	- 54	- 51	- 167	- 153	-221	- 207
Research and development costs	- 21	- 27	- 83	- 86	-113	- 116
Other operating income	18	26	48	97	87	136
Other operating expenses	- 7	3	- 15	- 61	-15	- 61
Operating income	**112**	**151**	**475**	**456**	**621**	**602**
Operating margin, %	7,5	11,9	10,7	11,7	11,0	11,8
Financial income	8	2	22	16	35	29
Financial expenses	- 15	- 23	- 60	- 85	-81	- 106
Income after financial items	**105**	**130**	**437**	**387**	**575**	**525**
Tax	- 27	- 35	- 114	- 104	-133	- 123
Net income	**78**	**95**	**323**	**283**	**442**	**402**
Attributable to:						
Parent company shareholders	78	95	323	283	441	401
Minority interests	-	-	-	-	1	1
	78	**95**	**323**	**283**	**442**	**402**
Depreciation and amortisation for the period	**- 67**	**- 68**	**-207**	**-207**	**-278**	**-278**
Earnings per share before and after dilution, SEK	2,25	2,71	9,29	8,12	12,71	11,54
Weighted average number of shares, before dilution ('000)	34 801	34 798	34 799	34 798		34 798
Weighted average number of shares, after dilution ('000)	34 801	34 798	34 801	34 798		34 798
Number of shares at end of period ('000)	34 801	34 798	34 801	34 798		34 798
Number of treasury shares ('000)	298	301	298	301		301

CONSOLIDATED BALANCE SHEET, SUMMARY MSEK	30 Sept 2007	30 Sept 2006	31 Dec 2006
Intangible fixed assets	176	237	221
Tangible fixed assets	2 365	2 487	2 422
Financial fixed assets	95	98	141
Inventories	1 398	1 151	1 241
Current receivables	1 203	1 035	972
Liquid funds/assets	185	244	102
Total assets	**5 422**	**5 252**	**5 099**
Shareholders´ equity	2 686	2 564	2 625
Interest-bearing liabilities and provisions	1 300	1 222	1 111
Non-interest-bearing liabilities and provisions	1 436	1 466	1 363
Total shareholders´ equity and liabilities	**5 422**	**5 252**	**5 099**
Pledged assets	28	30	29
Contingent liabilities	13	11	11

CHANGES IN SHAREHOLDERS´ EQUITY, SUMMARY MSEK	Q 1-3 2007	Q 1-3 2006	Year 2006
Opening balance	2 625	2 549	2 549
Translation differences	- 5	- 77	- 133
Change in hedging provision	- 44	9	8
Net income	323	283	401
Dividends	- 217	- 200	- 200
Incentive program	4	-	-
Closing balance	**2 686**	**2 564**	**2 625**

NET SALES BY MAIN MARKET

MSEK	Q 3 2007	Q 3 2006	Q 1-3 2007	Q 1-3 2006	Latest 12 months	Year 2006
Europe	652	507	1 962	1 585	2 472	2 095
America	379	380	1 159	1 149	1 497	1 487
Asia	458	379	1 299	1 156	1 684	1 541
Total	**1 489**	**1 266**	**4 420**	**3 890**	**5 653**	**5 123**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 3 2007	Q 2 2007	Q 1 2007	Q 4 2006	Q 3 2006	Q 2 2006	Q 1 2006	Q 4 2005
Net sales	1 489	1 518	1 413	1 233	1 266	1 314	1 310	1 214
Costs	-1 310	-1 274	-1 154	-1 016	-1 047	-1 102	-1 078	-1 014
Depreciation and amortisation	-67	-69	-71	-71	-68	-71	-68	-69
Operating income	112	175	188	146	151	141	164	131
Income before tax	105	160	172	138	130	107	150	115
Income after tax	78	119	126	119	95	78	110	75
Operating margin, %	7,5	11,5	13,3	11,8	11,9	10,7	12,5	10,8

KEY INDICATORS

	Q 1-3 2007	Q 1-3 2006	Year 2006
Capital employed, MSEK	3 986	3 786	3 736
Return on capital employed [1], %	16,0	14,9	15,5
Shareholders´ equity, MSEK	2 686	2 564	2 625
Return on equity [1], %	16,8	14,2	15,5
Shareholders´ equity per share, SEK	77,20	73,70	75,40
Equity/assets ratio, %	49,5	48,8	51,5
Financial net debt, MSEK	1 115	978	1 009
Debt/equity ratio, multiple	0,42	0,38	0,38
Interest coverage ratio, multiple	12,5	6,6	7,8
Number of employees, end of period	1 582	1 552	1 557

[1] Latest 12 months

CASH FLOW STATEMENT, SUMMARY

MSEK	Q 1-3 2007	Q 1-3 2006	Year 2006
Cash flow before change in working capital	491	512	636
Change in working capital	- 292	136	- 10
Cash flow from operations	199	648	626
Cash flow from investment activities	- 106	- 113	- 197
Cash flow from financing activities	- 10	- 407	- 442
Cash flow for the period	**83**	**128**	**- 13**
Liquid funds, opening balance	102	122	122
Exchange rate differences in liquid funds	0	- 6	- 7
Liquid funds, closing balance	**185**	**244**	**102**


NET SALES (MSEK)
YTD
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2006
2007


OPERATING INCOME (MSEK)
YTD
500
450
400
350
300
250
200
150
100
50
0
2006
2007


EARNINGS PER SHARE (SEK)
YTD
10,00
9,00
8,00
7,00
6,00
5,00
4,00
3,00
2,00
1,00
0,00
2006
2007

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
MSEK	Q 3 2007	Q 3 2006	Q 1-3 2007	Q 1-3 2006	Q 3 2007	Q 3 2006	Q 1-3 2007	Q 1-3 2006
Components	1 103	888	3 242	2 768	78	69	271	255
Consumables	386	378	1 178	1 122	26	61	177	152
Övrigt (Hedge)					8	21	27	49
Totalt koncernen	**1 489**	**1 266**	**4 420**	**3 890**	**112**	**151**	**475**	**456**

BUSINESS AREA - COMPONENTS

MSEK	Q 3 2007	Q 3 2006	Q 1-3 2007	Q 1-3 2006	Latest 12 months	Year 2006
Net sales	1 103	888	3 242	2 768	4 147	3 673
Operating income	78	69	271	255	348	332
Operating margin, %	7,1	7,8	8,4	9,2	8,4	9,0
Assets			4 001	3 888		3 840
Liabilities			1 667	1 768		1 592
Investments	26	35	88	117	142	171
Depreciation and amortisation	52	57	160	162	216	218
Write-downs	1	-	2	4	- 2	-

BUSINESS AREA - CONSUMABLES

MSEK	Q 3 2007	Q 3 2006	Q 1-3 2007	Q 1-3 2006	Latest 12 months	Year 2006
Net sales	386	378	1 178	1 122	1 506	1 450
Operating income	26	61	177	152	222	197
Operating margin, %	6,7	16,1	15,0	13,5	14,7	13,6
Assets			1 361	1 324		1 214
Liabilities			605	484		443
Investments	12	9	28	32	44	48
Depreciation and amortisation	15	11	47	45	62	60
Write-downs	-	-	-	1	- 1	-

PARENT COMPANY INCOME STATEMENT

MSEK	Q 3 2007	Q 3 2006	Q 1-3 2007	Q 1-3 2006	Latest 12 months	Year 2006
Net sales	900	729	2 610	2 179	3 342	2 911
Cost of goods sold	- 735	- 622	-2 157	-1 733	-2 803	-2 379
Gross profit	**165**	**107**	**453**	**446**	**539**	**532**
Selling expenses	- 27	- 29	- 82	-93	-112	- 123
Administrative expenses	- 27	- 26	- 89	-80	-119	- 110
Research and development costs	- 25	- 22	- 78	-70	-103	- 95
Other operating income	14	19	42	86	78	122
Other operating expenses	- 7	5	- 9	-9	-31	- 31
Operating income	**93**	**54**	**237**	**280**	**252**	**295**
Operating margin, %	10,3	7,4	9,1	12,9	7,5	10,1
Earnings on shares in group companies	3	2	13	16	13	16
Interest income and similar items	35	17	76	70	110	104
Interest expenses and similar items	- 17	- 16	- 49	- 49	-65	- 65
Profit after financial items	**114**	**57**	**277**	**317**	**310**	**350**
Appropriations	-	47	-	149	65	214
Income before tax	**114**	**104**	**277**	**466**	**375**	**564**
Tax	- 26	- 19	- 63	- 102	-117	- 156
Net income	**88**	**85**	**214**	**364**	**258**	**408**
Depreciation and amortisation for the period	**- 37**	**- 37**	**-118**	**-111**	**-158**	**-151**

PARENT COMPANY BALANCE SHEET, SUMMARY

MSEK	30 Sept 2007	30 sept 2006	31 Dec 2006
Intangible fixed assets	34	74	68
Tangible fixed assets	1 254	1 273	1 256
Financial fixed assets	2 080	2 175	2 120
Inventories	504	444	479
Current receivables	846	704	728
Cash and bank balances	91	115	42
Total assets	**4 809**	**4 785**	**4 693**
Shareholders´ equity	1 560	1 657	1 603
Untaxed reserves	1 121	1 187	1 122
Interest-bearing liabilities and provisions	1 196	1 138	1 033
Non-interest-bearing liabilities and provisions	932	803	935
Total shareholders´ equity and liabilities	**4 809**	**4 785**	**4 693**
Pledged assets	10	10	10
Contingent liabilities	120	116	110

CHANGES IN SHAREHOLDERS' EQUITY, SUMMARY

MSEK	Q 1-3 2007	Q 1-3 2006	Year 2006
Opening balance	1 603	1 434	1 434
Adjustment for revised accounting principle, 1 Jan. '06	-	50	50
Adjusted shareholders' equity	1 603	1 484	1 484
Change in hedging provision	- 44	9	8
Group contribution paid/received, net	-	-	- 97
Net income	214	364	408
Dividends	- 217	- 200	- 200
Incentive program	4	-	-
Closing balance	**1 560**	**1 657**	**1 603**

END